

Mail Stop 3561

April 16, 2009

Mr. Mark Meller, Chief Executive Officer
MM2 Group, Inc.
5 Regent Street, Suite 520
Livingston, New Jersey 07039

>   **Re: MM2 Group, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended June 30, 2008**
>   **Filed October 14, 2008**
>
>   **Form 10-Q for the Quarterly Period Ended September 30, 2008**
>   **Filed November 19, 2008**
>
>   **Form 10-Q for the Quarterly Period Ended December 31, 2008**
>   **Filed February 17, 2009**
>   **File No. 0-50292**

Dear Mr. Meller:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your document in response to the comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. We
have asked you to provide us with additional information so we may better understand
your disclosure. Please do so within the time frame set forth below. You should comply
with the comments in all future filings, as applicable. Please confirm in writing that you
will do so and also explain to us how you intend to comply, within the time frame set
forth below. Please understand that after our review of your response, we may raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We

welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

Item 6. Management's Discussion and Analysis or Plan of Operations, page 22

Results of Operations, page 23

1. We note that your other income for fiscal 2008 was comprised of gains on revaluation of derivatives of $2,598,105. Please describe in detail the changes in the valuation of your derivatives that resulted in these gains during fiscal 2008.

Critical Vendors, page 24

2. We note that four suppliers account for approximately 90% of your accounts receivable. Please identify your principal suppliers. See Item 101(b)(5) of Regulation S-B.

Signatures, page 38

3. Please include the signature of your controller or principal accounting officer as required by Form 10-KSB. See Instruction C(2) to Form 10-KSB. If your controller or principal accounting officer has signed the Form 10-KSB, but the signature page does not indicate that the person signing occupies that position, then please confirm that your controller or principal accounting officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See Instruction C(2) to Form 10-KSB.

Notes to Consolidated Financial Statements, page F-11

Note 5 – Securities Available for Sale, page, page F-20

4. We note you accounted your holding of Deep Field Technologies Class A Common Stock as securities available for sale and reported an amount of $274,800 of unrealized holding loss on such securities for the year ended June 30, 2008 in accumulated other comprehensive loss section of consolidated statement of stockholders' deficit on page F-7. Please explain to us why you believe such securities did not experience other than temporary decline in value, given the

declining stock value of Deep Field Technologies, Inc. and its financial performance. Refer to paragraph 16 of SFAS 115.

Note 12 – Warrants, page F-27

5. We note that your warrant liability account balance did not change between June 30, 2007, and 2008. Please tell us why you have classified the warrants issued to YA Global Capital as a liability. To the extent you have determined the warrants are liabilities under the provisions of EITF 00-19, tell us whether you recorded the warrants at fair value at the end of each period presented pursuant to SFAS 133 and paragraph 9 of EITF 00-19.

Item 8A(T). Controls and Procedures, page 26

Management's Report on Internal Control over Financial Reporting, page 27

6. We note that you concluded that your internal control over financial reporting was not effective as of June 30, 2008. Please amend your report on internal control over financial reporting to include disclosure of the nature of any material weakness, its impact on financial reporting and the control environment, and management's current plans, if any, for remediating the weakness. Refer to Item 308T (a)(3) of Regulation S-K.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008

Form 10-Q for the Quarterly Period Ended December 31, 2008

Exhibit 31.1 – Section 302 Certifications

7. Please amend your Section 302 certifications in each filing to conform them to the one found in Item 601(b)(31) of Regulation S-K. In this regard, you should make the following revisions:

    (a) Include paragraph 4 (b) to reference to internal controls over financial reporting; and

    (b) Replace references to "small business issuer" with "registrant."

Closing comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to Steve Lo at (202) 551-3394. Questions on other disclosure issues may be directed to Cathey Baker at

(202) 551-3326 or to Pam Howell at (202) 552-3357, who supervised the preparation of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: MM2 Group, Inc.
        FAX: (631) 254-1234